Filer: C. R. Bard, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: C.R. Bard, Inc.

Commission File No. 1-6926

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced below, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco International Ltd. and C. R. Bard, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and C. R. Bard, Inc. at the Commission's web site at www.sec.gov . The proxy statement/prospectus and such other documents may also be obtained from Tyco or from C. R. Bard, Inc. by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to C. R. Bard, Inc., Attention: Corporate Secretary, 730 Central Avenue, Murray Hill, NJ, 07974, tel: (908) 277-8000.

C. R. Bard and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of C. R. Bard, Inc.'s stockholders to approve the agreement providing for Tyco's acquisition of Bard. The participants in this solicitation may include the directors and executive officers of Bard, who may have an interest in the transaction, including as a result of holding stock or options of Bard. A detailed list of the names and interests of Bard's directors and executive officers is contained in Bard's Proxy Statement for its Annual Meeting, held on April 18, 2001, which may be obtained without charge at the Commission's web site at www.sec.gov.

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this document include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; and the timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of C. R. Bard, Inc.; failure of the C. R. Bard, Inc. shareholders to approve the agreement providing for Tyco's acquisition of Bard; the risk that the businesses of Tyco and Bard will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Bard's businesses generally.

Detailed information about factors pertinent to the business of each Tyco and Bard that could cause actual results to differ is set forth in Tyco's and Bard's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and Bard's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and their most recent quarterly reports on Form 10-Q. Tyco and Bard are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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The following is a copy of the letter sent to Bard employees from William H. Longfield:

May 30, 2001

TO: All Bard Employees

Yesterday, Bard's Board of Directors authorized, subject to shareholder approval, the merger of Bard into Tyco International, a global highly diversified conglomerate. This transaction will provide Bard shareholders with $60.00 of Tyco stock for each share of Bard stock.

I know this comes as a surprise to many of you. Change can be unsettling, but we will strive to make the transaction as easy as possible. The best way to accomplish that is to have clear and open communication, which I promise we and Tyco are committed to doing.

One of the reasons we believe this is the right opportunity for Bard is that the two companies are a perfect fit. I believe Bard is the best mid-tech medical device company in the world. Tyco Healthcare is also one of the best and one of the biggest. By putting us together, we can create, through continued hard work, the biggest and the best medical technology company in the world.

Bard will be part of an $8 billion healthcare company which will have many of the great brand names in our industry. Just think of the combined market appeal of a company with brand names like Angiomed - Argyle - Bard - Confab - Davis & Geck - Davol - Graphic Controls - Impra - Kendall - Mallinckrodt - Quinton - Rohr - Sherwood - United States Surgical - Valleylabs - VasCath - plus many, many more.

I believe that to be successful in our markets you must be in a position of market leadership. Tyco Healthcare presently is the leader in most all of the market areas in which it participates and is positioned to improve and broaden upon that position with the addition of Bard. Tyco Healthcare has a strong global presence, and the various strengths it has within numerous geographies affords many opportunities for increased performance for Bard product lines.

The key to the success of Tyco Healthcare rests with its strong product portfolio which has the support of a focused R&D function, its absolute commitment to being the low-cost producer, a commitment to having the very best people in the industry fully empowered and incented to getting the job done; and an understanding and belief that synergies abound within its numerous acquisitions. These success factors are another reason we are so excited about this merger, because by doing so, Bard will be better able to exceed customer expectations and further enhance our successes.

I have yet to mention the most important ingredient behind Tyco Healthcare s success - Tyco International. Tyco International is a company with a $93 billion market cap. It has revenues of $38 billion, and most importantly, has been growing at a rate of 10% annually. It is highly diversified with leadership positions in healthcare, flow control products, electrical and electronic components, and fire and security services. Tyco Internationals Chairman and Chief Executive Officer, Dennis Kozlowski, is a dynamic, energetic leader and the driving force behind Tyco International's success.

What does all this mean to you? First, Bard's sole shareholder will be Tyco International. So we will no longer be a publicly traded company, but Bard will be an important part of what I have already described to you. Most of you are shareholders in Bard, and this transaction provides our shareholders with an outstanding and fair return on their investment.

This transaction will also mean changes. It will mean a reduction in some personnel and activities that are redundant with those existing at Tyco. I see this change as an opportunity to continue to grow and expand Bard by being part of a large and exciting global company - Tyco International.

It may take as many as 120 days to close this transaction. During this period Tyco will have the opportunity to determine the organization and synergies needed to fully appreciate the value of this merger. Transition teams, which will include Bard representatives, will begin this process as soon as possible. Tyco management has already scheduled visits to all divisions within the next several weeks.

Because Tyco's plans are still evolving and the company will be seeking division input into these plans, all aspects of project S.O.A.R., our manufacturing reorganization, our International initiatives and project Nordstrom are being put on hold.

Bard is a company with a 94-year history. With the synergies and leverage of being part of a larger entity, Bard's values and brand names will continue to be a force in the global health care market. I believe this is the appropriate transition for our highly respected company and its products, employees and shareholders.

As always, I thank you for your help and support during this vital transition.

Sincerely,

/s/ William H. Longfield

William H. Longfield

Chairman and

Chief Executive Officer

May 30, 2001